Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges Table

Our historical ratios of earnings to fixed charges requirement for the periods indicated are set forth in the table below.  The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For purposes of computing this ratio, earnings consist of income before income taxes plus fixed charges less noncontrolling interest. Fixed charges consist of interest expense on deposits and borrowings and the interest portion of our rental expense. We paid no preferred stock dividends during any period presented, and accordingly, the ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.
	Nine Months Ended December 31,		Year Ended March 31,

	2016	2015	2016	2015	2014	2013	2012
			(Dollars in thousands)
Earnings
Income (loss) before Income Taxes	$ 7,778	$ 7,378	$ 9,784	$ 6,641	$ 4,342	$ 2,662	$(23,279)
Add: Fixed Charges	1,773	1,750	2,335	2,537	3,165	4,078	6,452
Less: Noncontrolling Interest	-	47	47	65	81	59	79
Total Earnings	$ 9,551	$ 9,081	$ 12,072	$ 9,113	$ 7,426	$ 6,681	$(16,906)

Fixed Charges
Interest Expense on Deposits	$ 837	$ 893	$ 1,173	$ 1,326	$ 1,973	$ 2,667	$ 4,357
Interest Expense on Borrowings	494	417	569	590	595	818	1,508
Estimated Interest Portion of Rental Expense (one-third rental expense)	442	440	593	621	597	593	587
Total Fixed Charges	$ 1,773	$ 1,750	$ 2,335	$ 2,537	$ 3,165	$ 4,078	$ 6,452

Ratio of Earnings to Fixed Charges (Including Deposit Interest)	5.39x	5.19x	5.17x	3.59x	2.35x	1.64x	*
Ratio of Earnings to Fixed Charges (Excluding Deposit Interest)	9.31x	9.55x	9.38x	6.43x	4.57x	2.84x	*

* Earnings for the year ended March 31, 2012 were inadequate to cover fixed charges by $23.4 million